PE 3-6-02

02020433

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For Annual Report 2001 and Financial Review

QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.)
(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ____ Form 40-F X

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

QUEBECOR WORLD INC.
(Formerly known as Quebecor Printing Inc.)
Filed in this Form 6-K

Documents index

1. Annual Report 2001

2. 2001 Financial Review

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: ______________________

Name: Marie D. Hlavaty
Title: Vice President, General Counsel & Secretary

Date: March 06, 2002